Exhibit (e)(13)

MorphoSys AG Semmelweisstr. 7 82152 Planegg Germany

Telefon: +49 (0)89 899 27-0 Fax: +49 (0)89 899 27-222 Email: info@morphosys.com Internet: www.morphosys.com

Ergänzungsvereinbarung	Amendment Agreement

zwischen	between

MorphoSys AG,

Semmelweisstr. 7

82152 Planegg

(„MorphoSys AG“ oder/or die „Gesellschaft“/the “Company”),

vertreten durch den Aufsichtsrat, dieser vertreten durch seinen Vorsitzenden, Herrn Dr. Marc Cluzel,	represented by the Supervisory Board, the Supervisory Board represented by its Chairman, Dr. Marc Cluzel,

und	and

Herrn	Mr.

Dr. Jean-Paul Kress

[***]

(„Herr Kress“/“Mr. Kress“ oder/or „Vorstandsmitglied“/“Executive“ und das Vorstandsmitglied gemeinsam mit der Gesellschaft die “Parteien“/ and the Executive together with the Company the „Parties“)

Das Vorstandsmitglied ist mit Beschluss des Aufsichtsrats vom 14. Dezember 2021 vom 1. September 2022 bis zum Ablauf des 31. August 2025 zum Mitglied des Vorstands der Gesellschaft bestellt worden. Am 16. Dezember 2021 haben das Vorstandsmitglied und die Gesellschaft zudem einen entsprechenden Dienstvertrag geschlossen (einschließlich sämtlicher Änderungen und Ergänzungen der „Dienstvertrag“). Der Dienstvertrag soll nun angepasst werden. Dem Vorstandsmitglied sind mit Wirkung zum 22. Januar 2024 zudem Performance Share Units unter dem Performance Share Unit Program 2024 („PSUP 2024“) der Gesellschaft gewährt worden. Die Planbedingungen des PSUP 2024 sollen für das Vorstandsmitglied nun angepasst werden. Vor diesem Hintergrund vereinbaren die Parteien, was folgt:	By resolution of the Supervisory Board dated December 14, 2021, the Executive has been appointed as a member of the Management Board of the Company. On December 16, 2021, the Executive and the Company have entered into a corresponding service agreement (including all amendments and supplements the “Service Agreement”). The Service Agreement shall now be amended. With effect as of January 22, 2024, the Executive has been granted Performance Share Units under the Company’s Performance Share Unit Program 2024 (“PSUP 2024”). The terms & conditions shall now also be amended for the Executive. Against this background, the Parties agree as follows:

Vorstand Dr. Jean-Paul Kress (Vorsitzender), Dr. Lucinda Crabtree, Ph.D. Aufsichtsratsvorsitzender Dr. Marc Cluzel	[***]

§ 1 Änderung von § 5 des Dienstvertrags	Sec. 1 Amendment of Sec. 5 of the Service Agreement

(1) § 5 Abs. 4 des Dienstvertrags wird mit Wirkung ab dem 1. Januar 2024 wie folgt geändert:	(1) Sec. 5 para. 4 of the Service Agreement shall be amended with effect as of January 1, 2024, as follows:

„(4) Die Gesellschaft übernimmt gegen Nachweis die Kosten rechtlicher und steuerlicher Beratung, die dem Vorstandsmitglied im Zusammenhang mit diesem Dienstvertrag und – auch über das Ende der Vertragslaufzeit hinaus – dessen Abwicklung für die Zeiträume entstehen, in denen das Vorstandsmitglied für die Gesellschaft tätig war oder von der Gesellschaft eine Vergütung bezogen hat. Die Kostenübernahme ist begrenzt auf bis zu (einmalig) EUR 155.000,00 (netto).“

“(4) Against substantiation, the Company shall bear the costs for legal and tax advice rendered to the Executive in the context of this service agreement and – following the end of the period of this service agreement – for time periods during which the Executive rendered his services to or received a remuneration from the Company. This cost coverage shall be capped at a maximum (one-time) amount of EUR 155,000.00 (net).”

(2) § 5 Abs. 5 des Dienstvertrags wird ersatzlos gestrichen.	(2) Sec. 5 para. 5 of the Service Agreement shall be deleted without replacement.

Im Übrigen bleibt § 5 des Dienstvertrags unberührt.	In all other aspects, Sec. 5 of the Service Agreement remains unaffected.

§ 2 Änderung von § 10 des Dienstvertrags	Sec. 2 Amendment of Sec. 10 of the Service Agreement

§ 10 Abs. 1 Satz 1 erster Halbsatz des Dienstvertrags wird wie folgt geändert:	Sec. 10 para. 1 sentence 1 first half-sentence of the Service Agreement shall be amended as follows:

„(1) Das Vorstandsmitglied verpflichtet sich, für die Dauer von 12 Monaten nach Beendigung des Dienstvertrags nicht für ein Unternehmen tätig zu werden, das mit der Gesellschaft unmittelbar oder mittelbar im Wettbewerb steht oder ein Verbundenes Unternehmen eines solchen Wettbewerbers ist (jeweils ein „Wettbewerber“), sei es […].“

“(1) The Executive undertakes for the duration of twelve months after the termination of the service agreement not to work for an enterprise that competes with the Company directly or indirectly, or which is an Affiliated Company of such competitor (each a “Competitor”), be it […].”

Im Übrigen bleibt § 10 Abs. 1 Satz 1 sowie der übrige § 10 des Dienstvertrags unberührt.	In all other aspects, Sec. 10 para. 1 sentence 1 as well as the rest of Sec. 10 of the Service Agreement shall remain unaffected.

§ 3 PSUP 2024	Sec. 3 PSUP 2024

Abweichend von § 3.2, § 5.1 und § 5.2 der Planbedingungen des PSUP 2024 gilt Folgendes:	In deviation of Sec. 3.2, Sec. 5.1, Sec. 5.2 and Sec. 6.2 of the terms & conditions of the PSUP 2024, the following shall apply:

Die dem Vorstandsmitglied gewährten Performance Share Units werden mit Wirkung zum Ablauf der Wartezeit (wie in § 3.1 der Planbedingungen des PSUP 2024 definiert) vollständig unverfallbar. Endet das Amt des Vorstandsmitglieds als Mitglied des Vorstands der Gesellschaft vor Ablauf der Wartezeit des PSUP 2024, gleich aus welchem Grund, verfallen alle dem Vorstandsmitglied unter dem PSUP 2024 gewährten Performance Share Units ersatzlos (d.h., es	The Performance Share Units granted to the Executive will vest in full with effect as of the end of the Waiting Period as defined in Sec. 3.1 of the terms & conditions of the PSUP 2024. In the event the Executive’s office as member of the Management Board of the Company ends prior to the expiry of the waiting period of the PSUP 2024, irrespective of the reason therefore, all Performance Share Units granted to the Executive under the PSUP shall forfeit without

kommt zu keiner anteiligen Unverfallbarkeit), sofern mit der Gesellschaft nichts Abweichendes vereinbart wird. Es wird klargestellt, dass § 13 Abs. 3 des Dienstvertrags auf das PSUP 2024 keine Anwendung findet.	entitlement to compensation (i.e., no proportional vesting occurs), unless otherwise agreed with the Company. It is clarified that Sec. 13 para. 3 of the Service Agreement shall not apply to the PSUP 2024.

Die Gesellschaft wird die Performance Share Units innerhalb des Zeitraums erfüllen, der erforderlich ist, damit die Performance Share Units einen „kurzfristigen Zahlungsaufschub (short-term deferral)“ im Sinne von Abschnitt 409A des United States Internal Revenue Code darstellen.	The Company will settle the Performance Share Units within such period as is necessary so that the Vested PSUs constitute a “short-term deferral” for purposes of Section 409A of the United States Internal Revenue Code.

Im Übrigen bleiben die Planbedingungen des PSUP 2024 unberührt.	In all other aspects, the terms & conditions of the PSUP 2024 remain unaffected.

§ 4 Schlussbestimmungen	Sec. 4 Final provisions

§ 20 Abs. 1 Satz 2, Satz 3 und Abs. 5 Satz 1 des Dienstvertrags gelten entsprechend für diese Ergänzungsvereinbarung.	Sec. 20 para. 1, sentence 2, sentence 3 and para. 5 sentence 1 of the Service Agreement shall apply accordingly to this amendment agreement.

[Unterschriftenseite folgt / signature page follows]

MorphoSys AG

Planegg, den / this   April 15, 2024

/s/ Jean-Paul Kress
Jean-Paul Kress

/s/ Marc Cluzel
(Aufsichtsrat der MorphoSys AG, vertreten durch seinen Vorsitzenden Dr. Marc Cluzel)

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